SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549



                                  FORM 11-K



              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1995



              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from _________ to _________

                  Commission file number 1-9148





           1994 EMPLOYEE STOCK PURCHASE PLAN OF THE PITTSTON COMPANY
           ---------------------------------------------------------
                             (Full title of the Plan)




                              THE PITTSTON COMPANY
           -----------------------------------------------------------
           (Name of the issuer of securities held pursuant to the Plan)



                      P.O. BOX 120070,
                  100 FIRST STAMFORD PLACE,
                    STAMFORD, CONNECTICUT               06912-0070
               (Address of issuer's principal           (Zip Code)
                      executive offices)

                  Independent Auditors' Report
                  ----------------------------




The Participants of the 1994 Employee Stock
  Purchase Plan of The Pittston Company:

We have audited the accompanying statements of financial condition of the 1994 Employee Stock Purchase Plan of The Pittston Company (the "Plan") as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity for the year ended December 31, 1995 and the six month period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1995 and 1994, and the income and changes in plan equity for the year ended December 31, 1995 and the six month period ended December 31, 1994, in conformity with generally accepted accounting principles.




KPMG Peat Marwick LLP
Stamford, Connecticut


April 1, 1996

             1994 EMPLOYEE STOCK PURCHASE PLAN OF THE PITTSTON COMPANY

                         STATEMENTS OF FINANCIAL CONDITION

                             December 31, 1995 and 1994



                                                1995                                        1994
- ----------------------------------------------------------------------------------------------------------------
                                 Pittston       Pittston                      Pittston       Pittston
                           Services Group  Minerals Group               Services Group  Minerals Group
                             Common Stock    Common Stock        Total    Common Stock    Common Stock     Total
================================================================================================================
Assets:
Cash                          $     2,561           5,055        7,616              --              --        --
Common stock, at
 market value
 (Note 2)                       1,541,422         418,095    1,959,517              --              --        --
Contributions
 receivable from
 The Pittston Company             562,472         196,905      759,377         590,032         187,492   777,524
- ----------------------------------------------------------------------------------------------------------------
Total assets                  $ 2,106,455         620,055    2,726,510         590,032         187,492   777,524
================================================================================================================


Liabilities and Plan Equity:
Payable to plan
 participants                $    46,937           11,058       57,995              --              --        --
Plan equity                    2,059,518          608,997    2,668,515         590,032         187,492   777,524
- ----------------------------------------------------------------------------------------------------------------
Total liabilities and
 Plan equity                 $ 2,106,455          620,055    2,726,510         590,032         187,492   777,524
================================================================================================================

See accompanying notes to financial statements.


             1994 EMPLOYEE STOCK PURCHASE PLAN OF THE PITTSTON COMPANY

                  STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                     For the Year Ended December 31, 1995 and
                      the Six Months Ended December 31, 1994




                                                       1995                                  1994
- --------------------------------------------------------------------------------------------------------------
                                       Pittston        Pittston               Pittston       Pittston
                                 Services Group  Minerals Group         Services Group Minerals Group
                                   Common Stock    Common Stock   Total   Common Stock  Common Stock     Total
==============================================================================================================
Income:
Participants contributions          $ 1,154,431       374,180  1,528,611       590,032       187,492   777,524
Dividend income                           7,887        14,131     22,018            --            --        --
Unrealized appreciation
 (depreciation), net on
 common stock (Note 3)                  501,254        86,717    587,971            --            --        --
Net realized gain (loss)
 on distributions (Note 4)               39,618        (4,641)    34,977            --            --        --
- --------------------------------------------------------------------------------------------------------------
                                      1,703,190       470,387  2,173,577       590,032       187,492   777,524
==============================================================================================================
Withdrawals:
Distribution to Plan
 participants, at market
 value                                  233,704        48,882    282,586            --            --        --
- --------------------------------------------------------------------------------------------------------------
                                        233,704        48,882    282,586            --            --        --
==============================================================================================================
Increase in Plan equity               1,469,486       421,505  1,890,991       590,032       187,492   777,524
Plan equity-beginning of
 year                                   590,032       187,492    777,524            --            --        --
- --------------------------------------------------------------------------------------------------------------
Plan equity-end of year             $ 2,059,518       608,997   2,668,515      590,032       187,492   777,524
==============================================================================================================

See accompanying notes to financial statements.


           1994 EMPLOYEE STOCK PURCHASE PLAN OF THE PITTSTON COMPANY

                         NOTES TO FINANCIAL STATEMENTS

                          December 31, 1995 and 1994


1.   SUMMARY OF PLAN:

The 1994 Employee Stock Purchase Plan of The Pittston Company (the "Plan") is "an employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended (the "Code") covering all eligible employees of The Pittston Company (the "Company") and its subsidiaries. The Plan years begin on January 1 and end on December 31. The 1994 Plan year is for the period beginning July 1, 1994 through December 31, 1994. The Plan provides that participant contributions shall be used to buy either Pittston Services Group Common Stock ("Services Stock") or Pittston Minerals Group Common Stock ("Minerals Stock") or both. The purchase price for each share of common stock to be purchased under the Plan is the lesser of 85% of the Fair Market Value (as defined) of such share on either (a) the first date of each six-month period commencing on July 1, 1994, and on each July 1 or January 1 thereafter (the "Offering Date") or (b) the last day of each six-month period from an Offering Date. The Fair Market Value with respect to shares of any class of common stock is generally defined as the average of the high and low quoted sales price of a share of such stock on the applicable date as reported on the New York Stock Exchange Composite Transaction Tape.

The maximum number of shares of common stock which may be issued or allocated pursuant to the Plan is 750,000 shares of Services Stock and 250,000 shares of Minerals Stock.

Eligibility
- -----------
Generally, any employee of the Company or a designated subsidiary (a "Subsidiary") (a) whose date of hire was at least six months prior to the commencement of the six-month period from an Offering Date to and including the last day of the six-month period (the "Offering Period") and (b) who is customarily employed for at least 20 hours per week and five months in a calendar year is eligible to participate in the Plan; provided, however, that in the case of an employee who is covered by a collective bargaining agreement, he or she shall not be considered an Eligible Employee unless and until the labor organization representing such individual has accepted the Plan on behalf of the employees in the collective bargaining unit. Any such employee shall continue to be an Eligible Employee during an approved leave of absence provided such employee's right to continue employment with the Company or a Subsidiary upon expiration of such employee's leave of absence is guaranteed either by statute or by contract with or a policy of the Company or a Subsidiary.

Contributions
- -------------
Participants can elect to contribute any whole percentage from 1% up to and including 10% of their annual base rate of pay, including commissions, but generally excluding overtime or premium pay. A participant may reduce (but not increase) the rate of payroll withholding during an Offering Period at any time prior to the end of such Offering Period for which such reduction is to be effective. Not more than one reduction may be made in any Offering Period unless otherwise determined by nondiscriminatory rules. Each participant designates a percentage in multiples of 10% of the amounts withheld during an Offering Period that is to be used to purchase Services Stock and/or a percentage in multiples of 10% of such amounts that is to be used to purchase Minerals Stock; provided, however, that 100% of the amount withheld is allocated between the two classes of common stock. In the event a participant elects to reduce the rate of payroll withholding during an Offering Period, such reduction shall be applied ratably to the allocation of his or her withheld amounts between the two classes of common stock. During an Offering Period, a participant may not change the allocation of his or her withholdings during such Offering Period although such allocation may be changed for any subsequent Offering Period. A participant who is subject to Section 16 of the Securities Exchange Act of 1934 and the rules thereunder who reduces the rate of payroll withholding during an Offering Period to zero may not resume participation in the Plan until the first Offering Period commencing after the expiration of six months from the effective date of such reduction.

No participant shall have a right to purchase shares of any class of common stock if (a) immediately after electing to purchase such shares, such participant would own common stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary, or (b) the rights of such participant to purchase common stock under the Plan would accrue at a rate that exceeds $15,000 of Fair Market Value of such common stock (determined at the time or times such rights are granted) for each calendar year for which such rights are outstanding at any time.

Distribution
- ------------
A participant may elect to cease active participation in the Plan with respect to either or both classes of common stock at any time up to the end of an Offering Period. All payroll deductions credited to such participant's plan account and allocated to the purchase of the class of common stock with respect to which the participant is ceasing participation shall be returned to such participant in cash, without interest, as promptly as practicable. A participant who elects to cease participation in the Plan may not resume participation in the Plan until after the expiration of one full Offering Period (following cessation of participation).

In the event of the termination of a participant's employment for any reason, including retirement or death, or the failure of a participant to remain eligible under the terms of the Plan, all full shares of each class of common stock then held for his or her benefit shall be registered in such individual's name and an amount equal to the Fair Market Value (on the date of registration of full shares of common stock in the name of the participant) of any fractional share then held for the benefit of such participant shall be paid to such individual, in cash, as soon as administratively practicable, and such individual shall thereupon cease to own the right to any such fractional share. Any amounts credited to such individual, prior to the last day of each six-month Offering Period, shall be refunded, without interest, to such individual or, in the event of his or her death, to his or her legal representative.

Termination
- -----------
The Plan shall terminate on June 30, 1997, unless the shareholders shall theretofore have approved an extension of such termination date.

The Board of Directors of The Pittston Company may, at any time and from time to time, amend, modify or terminate the Plan, but no such amendment or modification without the approval of the shareholders shall: (a) increase the maximum number (determined as provided in the Plan) of shares of any class of common stock which may be issued pursuant to the Plan; (b) permit the issuance of any shares of any class of common stock at a purchase price less than that provided in the Plan as approved by the shareholders; (c) extend the term of the Plan; or (d) cause the Plan to fail to meet the requirements of an "employee stock purchase plan" under the Code.

Basis of Accounting
- -------------------
The accompanying financial statements are prepared on the accrual basis of accounting.

Income Taxes
- ------------
The Plan and the rights of participants to make purchases thereunder, is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The Plan is not qualified under Section 401(a) of the Code. Pursuant to Section 423 of the Code, no income (other than dividends) will be taxable to a participant until disposition of the shares purchased under the Plan. Upon the disposition of the shares, the participant will generally be subject to tax and the amount and character of the tax will depend upon the holding period. Dividends received on shares held by the Plan on behalf of a participant are taxable to the participant as ordinary income. Therefore, the Plan does not provide for income taxes.


2. INVESTMENTS:

At December 31, 1995, investments in the Plan consisted of 49,129 shares of Services Stock with a total cost of $1,040,168 and 30,133 shares of Minerals Stock with a total cost of $331,378.

At December 31, 1995, the Plan had a total of 1,147 participants.


3. UNREALIZED APPRECIATION (DEPRECIATION), NET:

Changes in unrealized appreciation (depreciation), net in common stocks of the Plan are as follows:


                                                      1995
- -------------------------------------------------------------------------------
                                Pittston Services   Pittston Minerals
                                     Group Common        Group Common
                                            Stock               Stock    Total
===============================================================================
Unrealized appreciation
 (depreciation), net:
  Beginning of year                     $      --                 --         --
  End of year                             501,254             86,717    587,971
- -------------------------------------------------------------------------------
Change in unrealized appreciation
 (depreciation), net                    $ 501,254             86,717    587,971
===============================================================================


4. NET REALIZED GAIN (LOSS) ON DISTRIBUTIONS:

The net gain (loss) on distribution of common stock as a result of participant withdrawals is as follows:

                                                      1995
- ------------------------------------------------------------------------------
                             Pittston Services   Pittston Minerals
                                  Group Common        Group Common
                                          Stock              Stock     Total
==============================================================================
Value of shares distributed:
     Market value                     $ 186,767             37,824   224,591
     Cost basis                         147,149             42,465   189,614
- ------------------------------------------------------------------------------
Net gain (loss) on distribution
 of shares to participants            $  39,618             (4,641)   34,977
==============================================================================


Participant withdrawals for the year ended December 31, 1995 consisted of 6,840 shares of Services Stock and 3,401 shares of Minerals Stock.


5. SUBSEQUENT EVENT:

On January 18, 1996, the shareholders of the Company approved the Brink's Stock Proposal, as described in the Company's proxy statement dated December 15, 1995, resulting in the modification, effective as of January 19, 1996, of the capital structure of the Company to include an additional class of common stock. The outstanding shares of Services Stock were redesignated as Brink's Stock on a share-for-share basis, and a new class of common stock, designated as Burlington Stock, was distributed on the basis of one-half share of Burlington Stock for each share of Services Stock previously held by shareholders of record on January 19, 1996.

Upon approval of the Brink's Stock Proposal, the Plan was amended so as to permit eligible employees to purchase Brink's Stock, Burlington Stock, Minerals Stock, or a combination, as they elect. As amended upon approval of the Brink's Stock Proposal, for the offering period ending on June 30, 1996, the purchase price per share for each of Brink's Stock and Burlington Stock will be 85% of the fair market value of each such stock on June 30, 1996, or, if less, each such amount times a fraction, the numerator of which is 85% of the fair market value of Services Stock on January 1, 1996, and the denominator of which is the sum of 85% of the fair market value of Brink's Stock on June 30, 1996 and 42.5% of the fair market value of Burlington Stock on such date. Amounts in a participant's account designated to be used to purchase Minerals Stock was unaffected by the Brink's Stock Proposal.

In March 1996, the Plan purchased from The Pittston Company Employee Benefits Trust, 27,789 shares of Brink's Stock at $14.46 per share, 13,895 shares of Burlington Stock at $11.56 per share and 23,019 shares of Minerals Stock at $8.55 per share for a total purchase price of $759,377 to satisfy contributions made for the last six months of the plan year ended December 31, 1995.

                                Signature
                               -----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       1994 Employee Stock Purchase Plan
                                            of The Pittston Company
                                       ----------------------------------
                                                 (Name of Plan)




                                                 Frank T. Lennon
                                       ----------------------------------
                                                (Frank T. Lennon
                                        Vice President - Human Resources
                                               and Administration)



Date:     April 1,  1996
        ------------------

                        Consent of Independent Auditors
                        --------------------------------



We consent to incorporation by reference in the registration statement (No. 33-53565) on Form S-8 of The Pittston Company of our report dated April 1, 1996, relating to the statements of financial condition of the 1994 Employee Stock Purchase Plan of The Pittston Company as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity for the year ended December 31, 1995 and the six month period ended December 31, 1994, which report appears in the 1995 Annual Report on Form 11-K of the 1994 Employee Stock Purchase Plan of The Pittston Company.





KPMG Peat Marwick LLP
Stamford, Connecticut

April 1, 1996